Filed by Pointer Telocation Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Pointer Telocation Ltd.

Commission File No.: 001-13138

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2019 (Report No. 4)

Commission File Number: 001-13138

Pointer Telocation Ltd.
(Translation of registrant’s name into English)

14 Hamelacha Street, Rosh Ha’ayin, Israel 4809133
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

Attached hereto and incorporated by reference herein is a copy of a notice provided by Pointer Telocation Ltd. (“Pointer”) and Alliance Advisors, its proxy solicitor, to certain shareholders of Pointer reminding such Pointer shareholders that their vote at the Pointer extraordinary general meeting of shareholders (the “Meeting”), scheduled for August 29, 2019, is needed to approve the proposals on the Meeting’s agenda.

Additional Information and Where to Find It

Important Information for Investors and Stockholders

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

In connection with the proposed transactions among PowerFleet, Inc. (“Parent”), I.D. Systems, Inc. (the “Company”) and Pointer, Parent, the Company and Pointer have filed, and will file, relevant materials with the SEC. On May 24, 2019, Parent filed with the SEC a registration statement on Form S-4, as amended on July 1, 2019 and July 23, 2019, containing a joint proxy statement of the Company and Pointer that also constitutes a prospectus of Parent. The registration statement was declared effective by the SEC on July 25, 2019, and the Company and Pointer commenced mailing the definitive joint proxy statement/prospectus to stockholders of the Company and Pointer on or about July 29, 2019 and August 1, 2019, respectively. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND POINTER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Parent, the Company or Pointer (when available) free of charge through the website maintained by the SEC at www.sec.gov.

Certain Information Regarding Participants

The Company, Pointer and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of the Company is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on April 1, 2019, as amended on April 30, 2019. Information about the directors and executive officers of Pointer is set forth in its Annual Report on Form 20-F for the year ended December 31, 2018, which was filed with the SEC on April 1, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is and will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov.

Exhibit No.

99.1	Notice to Shareholders Reminding to Vote at the Extraordinary General Meeting of Shareholders of Pointer Telocation Ltd., scheduled for August 29, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD.
(Registrant)

Date: August 26, 2019	/s/ Yossi Ben Shalom
By: Yossi Ben Shalom
Title: Chairman of the Board of Directors

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